Filed pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED JUNE 2, 2022

TO OFFERING CIRCULAR DATED MAY 20, 2022

StartEngine Crowdfunding, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated May 20, 2022 of StartEngine Crowdfunding, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to add Texas as a state where Dalmore LLC acts as the broker-dealer to perform administrative and compliance related functions in connection with the offering, but not for underwriting or placement agent services.

As a result, the Company amends and restates the following sections and sub-sections of its Offering Circular:

COVER

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

800-317-2200

We are offering up 2,208,000 shares of Common Stock, including up to 368,000 shares of Common Stock to be sold by selling stockholders and up to 368,000 bonus shares, on a “best efforts” basis. (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 44

	Price to Public*	Underwriting discount and commissions		Proceeds to issuer (3)		Proceeds to other persons (4)
Per share	$25.00	$0.225	(2)	$24.775	(2)	$25.00
Total Maximum	$46,000,000	$414,000	(2)	$36,386,000		$9,200,000

*  Shares of the company’s stock are currently traded on an alternative trading platform; see “The Company’s Business – Principal Products and Services – StartEngine Secondary.” The company priced its shares internally and the price does not reflect the price on the secondary market, see “There is a limited current market for our Common Stock.”

(1)          The company is offering up to 1,472,000 shares of Common Stock, plus up to 294,400 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level. The selling stockholders are offering up to 368,000 shares of Common Stock, plus up to 73,600 additional shares of Common Stock eligible to be issued as Bonus Shares. See “Plan of Distribution and Selling Stockholders.” As of May 16, 2022, 101,352 shares of Common Stock were issued including 20,270 sold on behalf of selling stockholders, for aggregate gross proceeds of $2,277,225.

(2)          Other than in the States of Florida and Texas, the company has not engaged commissioned sales agents or underwriters. The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services, in the States of Florida and Texas. The company has agreed to pay Dalmore a one-time advance payment fee of $5,000, a one-time consulting fee of $35,000 as well as a 3% commission on the aggregate amount raised by the company from sales in Florida. The company will pay Dalmore’s fee for shares sold on its behalf as well as shares sold on behalf of selling stockholders. We have assumed an aggregate 30% of the offering will be sold in Florida and Texas; to the extent the actual amount differs from our assumption, the commission would increase or decrease accordingly. See “Plan of Distribution and Selling Stockholders.”

(3)          Does not include expenses of the offering or reflect the Owner’s Discount; see “Plan of Distribution and Selling Stockholders.” The commission calculation reflects the fact that the company will pay Dalmore’s fee for shares sold on its behalf as well as shares sold on behalf of selling stockholders.

(4)          The proceeds represent amounts to be paid to the selling stockholders listed in this Offering Circular. See “Plan of Distribution and Selling Stockholders.”

The minimum investment amount for Common Stock is $500.

“Plan of Distribution” subsection of PLAN OF DISTRIBUTION, page 21

Plan of Distribution

StartEngine and the selling stockholders are seeking to raise up to $46,000,000 in total through the sale of Common Stock, which represents the value of securities available to be offered as of the date of this Offering Circular.  Under Regulation A, the company may only offer $75 million in securities during a rolling 12-month period. From time to time, we may seek to qualify additional shares.

The company is offering a maximum of 2,208,000 shares of Common Stock on a “best efforts” basis, which reflects the Bonus Shares. As of May 16, 2022, 101,352 shares of Common Stock were issued including 20,270 sold on behalf of selling stockholders, for aggregate gross proceeds of $2,277,225.

The minimum investment is $500 for the Common Stock.

The company will use its existing website, www.startengine.com, to provide information with respect to the offering.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its startengine.com website. The Offering will be in all States and will commence in those states after completion of the requisite regulatory filings. Other than in the States of Florida and Texas, StartEngine is not selling the shares through commissioned sales agents or underwriters. In the States of Florida and Texas, the company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the SEC and Member FINRA/SIPC, as the broker/dealer of record in order to provide compliance and administrative services.

The company has engaged Dalmore to perform the following administrative and compliance related functions in connection with shares sold this offering from investors from the States of Florida and Texas, but not for underwriting or placement agent services:

●	Review investor information, including KYC ("Know Your Customer") data, perform AML ("Anti Money Laundering") and other compliance background checks, and provide a recommendation to the company whether or not to accept an investor as a customer in the States of Florida, and Texas.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor in the States of Florida and Texas;

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g. as needed for AML and background checks);

●	Provide operations, compliance and other services in order to secure funding for the offering; and

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore a consulting fee of $35,000 and a commission equal to 3% of the amount raised from investors in the States of Florida and Texas, in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the company. Assuming that all of the shares of Common Stock are sold from investors in the States of Florida and Texas, the company estimates that total fees due to pay Dalmore, including the advance set up fee, would be $1,690,000 for a fully-subscribed offering.

USE OF PROCEEDS TO ISSUER, page 25

The company estimates that if it sells the maximum amount of $46 million from the sale of Common Stock, which represents the value of shares available to be offered as of the date of this offering circular out of the rolling 12-month maximum offering amount of $75 million, the net proceeds to the issuer in this offering will be approximately $30,309,000, after deducting the estimated offering expenses of approximately $6,491,000  (including payment to the escrow agent, the broker-dealer, marketing, legal and accounting professional fees and other expenses) and sales by selling stockholders. As of May 16, 2022, 101,352 shares of Common Stock were issued including 20,270 sold on behalf of selling stockholders, for aggregate gross proceeds of $2,277,225.

The table below shows the net proceeds the company would receive from this offering assuming an offering size of $5 million, $20 million and $46 million, and the intended use of those proceeds. There is no guarantee that we will be successful in selling any  of the shares we are offering.

Amount raised	$5,000,000	$20,000,000	$46,000,000
Offering expense	$595,000	$2,380,000	$6,491,000
Sales by selling stockholders	$1,000,000	$4,000,000	$9,200,000
Net proceeds to issuer	$3,435,000	$13,740,000	$30,585,000
Marketing	$1,274,000	$8,096,000	$20,297,000
Operations	$1,387,000	$2,548,000	$4,096,000
Product Development	$580,500	$2,322,000	$4,644,000
Cash Reserves	$163,500	$654,000	$1,272,000

Marketing is our largest expected expenditure. Our marketing will use a lead-generation program designed to reach companies who are likely to want to raise capital and to offer them the ability to register on StartEngine to build crowdfunding offerings. Our marketing costs consist mainly of internal salaries for brand managers, lead generation associates, inside sales people and third party companies specialized in incoming lead conversion through telephone and emails. Also included are advertising costs on several types of media, including television, radio, podcasts and internet services such as Facebook and Google. These costs include engaging vendors such as advertising agencies and consultants.

Product development is our second largest expected expenditure. This mostly includes salaries for the internal technology development team. We expect to hire additional software engineers, user experience specialists, user interface specialists and quality assurance engineers. These engineers will assist with improving our existing services as well as developing our planned new services.

Compliance operations expenditures are expected to grow significantly in the next twelve months. This mostly includes salaries for the internal compliance team. We expect to hire additional corporate counsel and compliance associates. These compliance personnel will assist with improving our existing compliance procedures as well as assist in the developing compliance procedures for our planned new services.

The company reserves the right to change the above use of proceeds if management believes it is in the best interest of the company.

The allocation of the net proceeds of the offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing.